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                                                                  EXHIBIT 1

                                 Carl R. Pohlad
                            3800 Dain Bosworth Plaza
                              60 South Sixth Street
                             Minneapolis, MN  55402

                                  612/661-3800
                                612/661-3803(FAX)


     March 11, 1994

     Board of Directors of
     Fibreboard Corporation
     California Plaza
     2121 North California Boulevard
     Suite 560
     Walnut Creek, California  94596

     Attention:  John D. Roach, Chairman

     Gentlemen:

     I am writing to you on behalf of an entity to be organized by myself, members of the Pohlad family and entities controlled by us. This entity will be formed for the purpose of pursuing a friendly transaction with Fibreboard Corporation (the "Company").

     We are pleased to proposed a merger or other business combination transaction with the Company pursuant to which all shareholders of the Company would receive $42.50 per share in cash. Our proposal and any such transaction would be subject to the satisfactory conclusion of a due diligence of the Company and the execution of mutually satisfactory documentation. If the results of the investigation demonstrate to us additional value in the Company, we would be prepared to increase the proposal. In addition, the transaction would also be subject to the obtaining of all requisite government regulatory approvals.

     I, along with the members of my organization, expect to have a major role in structuring the proposed transaction and working with the Company on an ongoing basis.

     We would be happy to discuss our proposal with the Board of Directors or its designated representatives at your earliest convenience. I look forward to hearing from you in hopes of working with you toward our mutual goal of enhancing shareholder value.



























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     Sincerely,


     /s/ Carl R. Pohlad
     Carl R. Pohlad

     CRP/as

     BY FEDERAL EXPRESS AND FAX